Energy Fuels Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended
March 31, 2015 and March 31, 2014
(Unaudited)
(Expressed in U.S. Dollars)

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	March 31, 2015	December 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$6,542	$10,410
Marketable securities	200	284
Trade and other receivables (Note 5)	1,542	600
Inventories (Note 6)	29,190	31,306
Prepaid expenses and other assets	728	478
Assets held for sale	1,953	1,953
	40,155	45,031
Non-current
Notes receivable (Note 5)	704	682
Inventories (Note 6)	4,009	2,245
Investment in Virginia Energy Resources Inc.	374	380
Property, plant and equipment (Note 7)	67,206	65,873
Intangible assets	3,337	3,882
Restricted cash	16,148	16,148
	$131,933	$134,241

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,164	$4,743
Current portion of long-term liabilities
Decommissioning liabilities (Note 8)	1,142	121
Loans and borrowings (Note 9)	654	46
	4,960	4,910
Non-current
Deferred revenue	1,608	1,517
Decommissioning liabilities (Note 8)	15,564	15,170
Loans and borrowings (Note 9)	13,938	15,786
	36,070	32,473

Shareholders' equity
Capital stock (Note 10)	$232,892	$232,835
Contributed surplus (Note 10)	23,062	22,568
Share purchase warrants (Note 10)	4,288	4,714
Deficit	(166,339)	(163,978)
Accumulated other comprehensive income	1,960	719
	95,863	96,858
	$131,933	$134,241

Commitments and contingencies (Note 13)
Subsequent events (Notes 11 and 14)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended
	March 31,
	2015	2014

REVENUES (Note 12)	$7,600	$11,361

COST OF SALES
Production cost of sales	(3,640)	(7,475)
Depreciation, depletion and amortization	(311)	(1,096)
TOTAL COST OF SALES	(3,951)	(8,571)
GROSS PROFIT	3,649	2,790
Care and maintenance expenses	(2,861)	(637)
Selling, general and administrative expenses (Note 12)	(3,324)	(4,935)
Finance income (expense) (Note 12)	255	(3,404)
Other income (expense)	(80)	(149)
NET LOSS BEFORE TAXES	(2,361)	(6,335)
Income tax expense	-	(7)
NET LOSS FOR THE PERIOD	(2,361)	(6,342)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain on available-for-sale assets	(68)	420
Gains on available-for-sale financial assets reclassified to profit or loss	-	(198)
Share of other comprehensive income (loss) of Virginia Energy Resources Inc.	7	(59)
Foreign currency translation adjustment	1,302	528
TOTAL OTHER COMPREHENSIVE LOSS	1,241	691
COMPREHENSIVE LOSS FOR THE PERIOD	$(1,120)	$(5,651)

BASIC AND DILUTED LOSS PER SHARE	$(0.12)	$(0.32)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2014	2013

Capital stock (Note 10)
Balance, beginning of period	$232,835	$232,089
Shares issued for exercise of share purchase warrants	-	607
Tax recovery from expired share purchase warrants	57	-
Balance, end of period	232,892	232,696

Contributed surplus (Note 10)
Balance, beginning of period	22,568	21,182
Share-based compensation (Note 11)	125	960
Share purchase warrants expired	426	-
Tax expense from expired share purchase warrants	(57)	-
Balance, end of period	23,062	22,142

Share purchase warrants (Note 10)
Balance, beginning of period	4,714	4,838
Exercised share purchase warrants	-	(124)
Share purchase warrants expired	(426)	-
Balance, end of period	4,288	4,714

Deficit
Balance, beginning of period	(163,978)	(120,366)
Net loss for the period	(2,361)	(6,342)
Balance, end of period	(166,339)	(126,708)

Accumulated other comprehensive income (loss)
Balance, beginning of period	719	(610)
Unrealized gain on available-for-sale assets	(68)	420
Gains on available-for-sale financial assets reclassified to profit or loss	-	(198)
Share of comprehensive loss of equity-accounted investees	7	(59)
Foreign currency translation reserve	1,302	528
Balance, end of period	1,960	81

Total shareholders' equity	$95,863	$132,925

The accompanying notes are an integral part of these condensed consolidated interim financial statements

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2014

OPERATING ACTIVITIES
Net loss for the period	$(2,361)	$(6,342)
Items not involving cash:
Depletion, depreciation and amortization	883	2,308
Stock-based compensation	125	960
Finance (income) expense	(255)	3,404
Unrealized foreign currency translation expense	74	28
Adjustment of decommissioning liability (Note 8)	2,069	-
Share of equity-accounted investee	13	149
Cash received for services not yet provided	91	15
Change in non-cash working capital	(2,517)	(960)
Expenditures on reclamation of mineral interests	(745)	(30)
Interest received	22	22
	(2,601)	(446)
INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(443)	(265)
Expenditures on exploration, evaluation and development	(706)	(519)
Cash received for sale of available-for-sale assets	-	1,479
Proceeds from sale of marketable securities	-	415
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest	-	8,705
	(1,149)	9,815
FINANCING ACTIVITIES
Issuance of common shares upon exercise of warrants, net of share issuance costs	-	483
Repayment of borrowings	(17)	(40)
	(17)	443

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(3,767)	9,812
Effect of exchange rate fluctuations on cash held	(101)	(150)
Cash and cash equivalents - beginning of period	10,410	6,628
CASH AND CASH EQUIVALENTS - END OF PERIOD	$6,542	$16,290

Non-cash investing and financing transactions:
Issuance of secured notes for acquisition of mineral properties	446	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued and is now incorporated in the Province of Ontario. Energy Fuels Inc.’s registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado USA, 80228.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, and extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to customers for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and IFRS Interpretations Committee. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes to the Company’s financial position and performance since the last annual consolidated financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on May 8, 2015.

Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014 except for as summarized below.

New accounting standards adopted during the current period

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2015.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Employee benefits - Share-based payment transactions

Restricted share units (“RSUs”) (equity settled)

The Company uses a fair value-based method of accounting for RSUs granted to employees and directors of the Company. Each RSU has the same value as one common share of the Company based on the five day volume weighted average trading price. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as share-based compensation expense in the contributed surplus account.

4. FAIR VALUE MEASURMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at March 31, 2015.

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Marketable securities	200	-	-	200
Convertible debentures	(14,066)	-	-	(14,066)
	$(13,866)	$-	$-	$(13,866)

As at March 31, 2015, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable, accrued liabilities and loans and borrowings approximate their carrying values because of the short-term nature of these instruments.

5. RECEIVABLES

	March 31,	December 31,
	2015	2014
	$	$
Current
Trade receivables - other	1,542	600
	1,542	600
Non-current
Notes receivable (1)	704	682
	704	682

(1)

In the year ended December 31, 2014 the Company received two notes with the principal totaling $1,050 and due in 2018 in connection with the sale of certain assets previously recorded as held for sale. These notes carry a 3% annual interest payment and are secured by the underlying assets. The Company has setup a reserve of $223 against the collectability of these receivables.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

6. INVENTORIES

	March 31,	December 31,
	2015	2014
	$	$
Concentrates and work-in-progress	26,341	28,363
Inventory of ore in stockpiles	4,009	2,245
Raw materials and consumables	2,849	2,943
	33,199	33,551
Inventories - by duration
Current	29,190	31,306
Long-term - ore in stockpiles	4,009	2,245
	33,199	33,551

The long-term portion of inventory of ore in stockpiles represents ore that is not currently expected to be processed within the next 12 months.

7. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment for the three months ended March 31, 2015:

			Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at January 1, 2015	$82,321	$7,327	$3,262	$105,721	$198,631
Additions	443	-	-	918	1,361
Balance at March 31, 2015	$82,764	$7,327	$3,262	$106,639	$199,992
Depreciation, depletion, disposals and impairment
Balance at January 1, 2015	81,588	7,327	3,262	40,581	132,758
Depreciation for the period	28	-	-	-	28
Balance at March 31, 2015	$81,616	$7,327	$3,262	$40,581	$132,786

Net Book Value	$1,148	$-	$-	$66,058	$67,206

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

8. DECOMMISSIONING LIABILITIES

The following table summarizes the Company’s decommissioning liabilities:

	March 31,	December 31,
	2015	2014
	$	$
Decommissioning liability, beginning of period	15,291	13,799
Revision of estimate (1)	2,069	2,821
Transfer of liability associated with the sale of mining assets	-	(536)
Accretion	91	404
Reclamation work	(745)	(1,197)
Decommissioning liability, end of period	16,706	15,291
Decommissioning liability by location:
Exploration drill holes	121	121
White Mesa Mill	11,803	11,075
Colorado Plateau	1,626	1,618
Henry Mountains	499	496
Daneros	88	87
Arizona Strip	1,908	1,237
Sheep Mountain	661	657
	16,706	15,291
Decommissioning liability:
Current	1,142	121
Non-current	15,564	15,170
	16,706	15,291

(1)

Revision of estimates is as a result of a change in assumptions and scope of work as well as changes in the risk-free discount rates used to calculate decommissioning liabilities. Subsequent changes to the decommissioning liabilities for fully impaired assets are recorded in profit and loss.

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.26% to 2.54% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at March 31, 2015 is $27,519 (December 31, 2014 - $26,725). Reclamation costs are expected to be incurred between 2015 and 2041 in the following manner: 2015 – 2019 - $1,142, 2020 – 2024 - $2,570, 2025 – 2035 - $2,013, 2036 – 2041 - $21,673.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

9. LOANS AND BORROWINGS

The contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost, and the Company’s convertible debentures which are measured at fair value, are as follows.

	March 31,	December 31,
	2015	2014
	$	$
Current portion of loans and borrowings:
Convertible debentures (1)	363	-
Secured note (2)	250	-
Finance leases and other	41	46
	654	46
Long-term loans and borrowings:
Convertible debentures (1)	13,703	15,740
Secured note (2)	201	-
Finance leases and other	34	46
	13,938	15,786

(1)

On July 24, 2012, the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 (the “Debentures”). The Debentures were issued at a price of Cdn$1 per Debenture for gross proceeds of $21,551 (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of Cdn$15.00 per common share. Interest is paid in cash and in addition, unless an event of default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the indenture (i) in cash; (ii) by delivering sufficient common shares to the debenture trustee, for sale, to satisfy the interest obligations in accordance with the indenture in which event holders of the Debentures will be entitled to receive a cash payment equal to the proceeds of the sale of such common shares; or (iii) any combination of (i) and (ii).

The Debentures accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. Interest can be paid in cash or issuance of the Company’s common shares. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

Upon redemption or at maturity, the Company will repay the indebtedness represented by the Debentures by paying to the debenture trustee in Canadian dollars an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as applicable, together with accrued and unpaid interest thereon.

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company has the option to satisfy its obligation to repay the Cdn$1 principal amount of the Debentures, in whole or in part, due at redemption or maturity, upon at least 40 days’ and not more than 60 days’ prior notice, by delivering that number of common shares obtained by dividing the Cdn$1 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The debentures are classified as fair value through profit or loss where the debentures are measured at fair value based on the closing price on the TSX and changes are recognized in profit and loss. For the three months ended March 31, 2015 the Company recorded a gain on revaluation of convertible debentures of $709 (March 31, 2014 - $3,091).

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

(2)

In February 2015 the Company issued a secured note in the amount of $446 for a 50% interest in a joint operation with an effective interest rate of 7%. The remaining balance of the note is repayable on the following schedule: February 13, 2016 ($250), and February 13, 2017 ($250). This note is secured by the 50% interest in the joint operation. The current portion of this note is $250.

10. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	March 31, 2015		December 31, 2014
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	19,677,552	232,835	19,601,251	232,089
Shares issued for exercise of share purchase warrants	-	-	61,301	607
Shares issued for exercise of options	-	-	15,000	139
Tax recovery from expired share purchase warrants	-	57	-	-
Balance, end of period	19,677,552	232,892	19,677,552	232,835

Contributed surplus

	March 31,	December 31,
	2015	2014
	$	$
Balance, beginning of period	22,568	21,182
Share purchase warrants expired	426	-
Tax expense from expired share purchase warrants	(57)	-
Share-based compensation	125	1,405
Stock options exercised	-	(19)
Balance, end of period	23,062	22,568

Share Purchase Warrants

		Exercise Price	Warrants
Month Issued	Expiry Date	Cdn$	Issued
June 2012	June 22, 2015	13.25	355,005
June 2013	June 15, 2015	9.50	464,859
June 2013	June 15, 2015	9.00	19,915
October 2013	October 16, 2015	8.00	9,290

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

	Weighted	Number of warrants
	Average
	Exercise Price	March 31,	December 31,
	Cdn$	2015	2014
Balance, beginning of period	15.61	1,079,069	1,140,370
Expiration of agent warrants issued in connection with public offering	32.50	(230,000)	-
Shares issued for exercise of share purchase warrants	8.72	-	(61,301)
Balance, end of period	11.04	849,069	1,079,069

	March 31,	December 31,
	2015	2014
	$	$
Balance, beginning of period	4,714	4,838
Expiration of warrants issued in connection with public offering	(426)	-
Shares issued for exercise of share purchase warrants	-	(124)
Balance, end of period	4,288	4,714

11. SHARE-BASED PAYMENTS

(a)	Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

The summary of the Company’s stock options at March 31, 2015 and December 31, 2014, and the changes for the fiscal years ending on those dates is presented below:

	Three months ended				Year ended
		March 31, 2015			December 31, 2014
		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	Cdn$	Cdn$	Options	Cdn$	Cdn$	Options
Balance, beginning of period	7.60 - 44.22	11.66	905,413	7.60 - 44.22	14.27	795,318
Transactions during the period:
Granted	-	-	-	9.05	9.05	307,250
Exercised (1)	-	-	-	8.75	8.75	(15,000)
Forfeited	8.75 -39.80	13.24	(25,981)	7.60 - 44.22	14.70	(158,655)
Expired	11.50 -43.00	18.71	(36,720)	17.50	17.50	(23,500)
Balance, end of period	7.60 - 44.22	11.30	842,712	7.60 - 44.22	11.66	905,413

The weighted average price of an option exercised in the three months ended March 31, 2015 was $nil (December 31, 2014 Cdn$10.18 ($9.10)) . $50 of share-based payment expense recognized in profit and loss is from previous periods.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table reflects the actual stock options issued and outstanding as of March 31, 2015:

	Options outstanding		Options Exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
(Cdn$)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	437,300	3.61	369,488	3.57
$10.00 to $19.99	371,230	2.11	371,230	2.11
$20.00 to $29.99	29,900	1.04	29,900	1.04
$30.00 to $39.99	882	0.73	882	0.73
$40.00 to $49.99	3,400	0.94	3,400	0.94
	842,712		774,900

On January 28, 2015, the Company’s Board of Directors authorized the grant of 133,150 options. These options did not meet the measurement criteria under IFRS 2, Share based payments, and have not been recorded in the financial statements. These were granted to the employees in April 2015.

(b)	Restricted share units

On January 28, 2015, the Company’s Board of Directors approved the issuance of 153,850 RSUs under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Compensation Plan”). The RSUs are settled in shares of the Company, and they vest 50% over one year, 25% over two years, and 25% over three years.

The Compensation Plan is subject to approval by a shareholder vote, and accordingly the fair value of the RSUs has been estimated using the share price on January 28, 2015 which will be updated upon approval by the shareholders.

The following table reflects the restricted share units issued and outstanding as of March 31, 2015

Number of
units
Balance, December 31, 2014	-
Granted	153,850
Forfeited	-
Settled for equity	-
Balance, March 31, 2015	153,850

The fair value of the RSUs at March 31, 2015 was $74 (December 31, 2014 - $nil). During the three months ended March 31, 2015, compensation expense recognized was $74 (December 31, 2014 - $nil).

12. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three months ended
	March 31,
	2015	2014
Uranium concentrates	$6,995	$11,219
Alternate feed materials processing and other	605	142
Revenues	$7,600	$11,361

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The components of selling, general and administrative expenses are as follows:

	Three months ended
	March 31,
	2015	2014
Intangible asset amortization	$(545)	$(1,127)
Selling expenses	(68)	(79)
General and administrative	(2,711)	(3,729)
Selling, general and administrative expenses	$(3,324)	$(4,935)

The components of finance income (expense) are as follows:

	Three months ended
	March 31,
	2015	2014
Interest expense	$(378)	$(429)
Interest income	22	22
Accretion expense	(91)	(104)
Gain (loss) on sale of marketable securities (Note 5)	-	198
Foreign exchange	(7)	-
Change in value of convertible debentures	709	(3,091)
Finance income (expense)	$255	$(3,404)

A summary of depreciation, depletion and amortization expense recognized in the consolidated financial statements is as follows:

	Three months ended
	March 31,
	2015	2014
Recognized in production cost of sales	$(311)	$(1,096)
Recognized in selling, general and administrative	(572)	(1,212)
Depreciation, depletion and amortization	$(883)	$(2,308)

13. COMMITMENTS AND CONTINGENCIES

General legal matters

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $38 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS” and together with the Forest Supervisor the “Defendants”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs agreed to stay their appeal and Emergency Motions. On April 7, 2015, the District Court issued its final ruling in favor of the Defendants and the Company and against the Plaintiffs on all counts. Thereafter, Plaintiffs dismissed their pending appeal regarding the District Court’s Preliminary Injunction decision and their Emergency Motions. The Plaintiffs have appealed the District Court’s ruling on the merits to the Ninth Circuit Court of Appeals, and have filed motions for an injunction pending appeal with the District Court. The Defendants and the Company each are required to file a consolidated response to those motions by May 11, 2015. If the Plaintiffs are successful on their motion for injunction pending appeal or on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

Mineral property commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1,471 for the year ended December 31, 2015.

Surety bonds

The Company has indemnified third-party companies to provide surety bonds as collateral for the Company’s decommissioning liabilities. The Company is obligated to replace this collateral in the event of a default, and is obligated to repay any reclamation or closure costs due.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

14. ACQUISITION OF URANERZ ENERGY CORPORATION

On January 4, 2015, as amended on May 8, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) Uranerz Energy Corporation (“Uranerz”) pursuant to which it is proposed the Company will acquire all of the issued and outstanding shares of common stock of Uranerz. Under the terms of the Merger Agreement, shareholders of Uranerz will receive 0.255 common shares of the Company for each share of Uranerz common stock held or 24,453,303 shares. Based on the common shares outstanding of both the Company and Uranerz, the Company’s shareholders will own approximately 45% of the shares of the Company upon completion of the transaction and Uranerz shareholders will own approximately 55% of the common shares of the Company.

The Uranerz transaction will be carried out by way of a merger of Uranerz with, and into, a subsidiary of Energy Fuels under Nevada Law and the exchange of common stock of the Company for all outstanding shares of common stock of Uranerz. The transaction will be subject to the approval of at least a majority of the holders of the outstanding common shares of Uranerz, as well as at least a majority of the votes cast by Uranerz shareholders, excluding directors and officers of Uranerz. The transaction is also subject to the approval of at least a majority of the votes cast by the Company’s shareholders and other customary regulatory approvals.

At the current time, the Company expects the acquisition of Uranerz to be completed during the 3rd quarter of 2015, if all conditions, including shareholder and regulatory approvals, are satisfied.